Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

May 1, 2020

VIA E-MAIL ATTACHMENT

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Fovea Jewelry Holdings Ltd. Amendment No. 1 to Registration Statement on Form 10 Filed March 23, 2020 File No. 000-56156

Dear Sir or Madam:

We submit the information in this letter, on behalf of our client, Hub Deals Corp., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated April 30, 2020, to the Company.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the Staff’s comments follow each staff comment.

Amendment No. 1 to Form 10 filed April 23, 2020

Overview , page 4

1. We note that in response to our prior comment 2 you have added disclosure stating that you do not currently hold any inventory. However, though out the registration statement you discuss your inventory, including the risk factor on page 8 regarding the value of your inventory. We also note that in your MD&A discussion you disclose the impact of COVID-19 on your operations, including your third party vendors, third party distributors and product supply. Please revise the disclosure of your business throughout the registration statement, as appropriate, to clarify whether you hold inventory, how you fill orders, and your relationship or dependence upon third party vendors and distributors.

Company response: The Company has removed the sentence “We do not hold any inventory” on page 4 and replaced it with the text, “The Company holds inventory for its most popular diamond jewelry products, but not for all items it offers for sale. Most of the time, we procure our products from vendors after we have received an order from a customer. The Company has four vendors with whom it works who have previously and currently are able to supply whatever the company's procurement needs are for products within a week.”

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo